UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 2Q19 results

Buenos Aires, August 8, 2019 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and six-month period ended June 30, 2019 (our “2Q19”).

2Q19 Key Highlights

◾	Net revenue decreased 2.2% YoY to Ps.7,470 million (US$165 million)
◾
Consolidated Adjusted EBITDA up 7.1% YoY to Ps.1,929 million (US$44 million), principally driven by the Cement, masonry, and lime segment in Argentina, further supported by growth across the main other segments, and partially offset by non-recurrent production-footprint adequacy costs of approximately Ps.188 million (US$4 million).

◾	Excluding this non-recurrent charge, Adjusted EBITDA would have been Ps.2,117 million (US$49 million)
◾
Consolidated Adjusted EBITDA margin expanded by 225 basis points YoY from 23.6% to 25.8%, excluding non-recurrent production-footprint adequacy costs, Consolidated Adjusted EBITDA would have been 28.3%, expanding 476 basis points

◾	Net Debt /LTM Adjusted EBITDA ratio of 0.76x from 0.43x in FY18

The Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”), and certain financial figures1 Table 1b and Table 11 below were prepared in U.S. dollars and Pesos without giving effect to IAS 29.

Commenting on the financial and operating performance for the second quarter of 2019, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We are pleased to announce another set of solid results, our business continues to deliver Adjusted EBITDA margin expansion based on our constant focus in profitability and cost enhancement initiatives. In this sense, during this quarter we adjusted our production-footprint by reconverting Barker facility to a grinding and distribution center, this initiative will let us be a more efficient and agile company.

Considering the Argentine context, our business continues to deliver both Adjusted EBITDA margin expansion and Net income growth.

Throughout the second quarter cement demand in Argentina declined, although in a sequential basis it remained flat. Recently, cement demand showed a couple of months with growth in a year on year basis. We are optimistic and expect this trend to continue.

Our expansion project in L´Amalí continues as schedule to kick in 2Q20.”

1) Table 1b and Table 11-- Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	7,470	7,637	-2.2%	15,615	15,495	0.8%
Gross Profit	1,917	2,015	-4.9%	4,266	3,840	11.1%
Gross Profit margin	25.7%	26.4%	-72 bps	27.3%	24.8%	+253 bps
Adjusted EBITDA	1,929	1,801	7.1%	4,268	3,785	12.8%
Adjusted EBITDA Mg.	25.8%	23.6%	+225 bps	27.3%	24.4%	+291 bps
Net Profit	1,100	176	525.4%	2,268	967	134.5%
Net Profit attributable to owners of the Company	1,065	170	525.3%	2,175	905	140.4%
EPS	1.7870	0.2858	525.3%	3.6498	1.5183	140.4%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	6,967	5,874	18.6%	6,967	5,874	18.6%
Net Debt /LTM Adjusted EBITDA	0.76x	0.62x	0.14x	0.76x	0.62x	0.14x

Table 1b: Financial Highlights in Ps and in U.S. dollars (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
In million Ps.	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	7,262	4,757	52.7%	14,395	9,291	54.9%
Adjusted EBITDA	1,958	1,153	69.8%	4,076	2,319	75.7%
Adjusted EBITDA Mg.	27.0%	24.2%	+272 bps	28.3%	25.0%	+335 bps
Net Profit	710	178	299.7%	1,736	727	138.9%
Net Debt	6,967	3,772	84.7%	6,967	3,772	84.7%
Net Debt /LTM Adjusted EBITDA	0.76x	0.62x	0.14x	0.76x	0.62x	0.14x

In million US$	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Ps./US$, av	44.04	23.54	87.1%	41.46	21.61	91.9%
Ps./US$, eop	42.45	28.86	47.1%	42.45	28.86	47.1%
Net revenue	165	202	-18.4%	347	430	-19.3%
Adjusted EBITDA	44	49	-9.2%	98	107	-8.4%
Adjusted EBITDA Mg.	27.0%	24.2%	+272 bps	28.3%	25.0%	+335 bps
Net Profit	16	8	113.6%	42	34	24.5%
Net Debt	164	131	25.6%	164	131	25.6%
Net Debt /LTM Adjusted EBITDA	0.76x	0.62x	0.14x	0.76x	0.62x	0.14x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]
		Three-months ended June 30,			Six-months ended June 30,
		2019	2018	% Chg.	2019	2018	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.33	1.49	-10.4%	2.70	3.07	-12.0%
Paraguay	MM Tn	0.12	0.13	-1.2%	0.28	0.27	3.5%
Cement, masonry & lime total		1.46	1.61	-9.7%	2.98	3.34	-10.7%
Argentina:
Concrete	MM m3	0.22	0.25	-12.8%	0.47	0.50	-5.5%
Railroad	MM Tn	1.13	1.16	-2.4%	2.23	2.32	-3.9%
Aggregates	MM Tn	0.30	0.25	18.5%	0.59	0.54	8.3%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 2Q19 declined by 10.4% YoY to 1.33 million tons. As in previous quarters, the bag segment continued to suffer further than the bulk segment, which was supported by an incipient recovery in the private sector.

In Paraguay, sales volumes decreased by 1.2% YoY in the second quarter to 0.12 million tons mostly explained by an adverse weather conditions, partially offset by a higher market participation. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 9.7% YoY to 1.46 million tons.

Sales volumes in the Concrete segment in Argentina were down 12.8% YoY to 0.22 million m3, given several large infrastructure projects that had commenced in recent years were in completion phase. During this year, other new large projects did not ramp-up yet.

Railroad segment volumes experienced a 2.4% decline versus the comparable quarter in 2018, affected by lower transported cement. By contrast, Aggregate volumes in 2Q19 increased by 18.5% YoY or 0.30 million tons.

Review of Financial Results

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices.

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	7,470	7,637	-2.2%	15,615	15,495	0.8%
Cost of sales	(5,553)	(5,622)	-1.2%	(11,349)	(11,654)	-2.6%
Gross Profit	1,917	2,015	-4.9%	4,266	3,840	11.1%
Selling and administrative expenses	(486)	(579)	-16.1%	(1,172)	(1,182)	-0.9%
Other gains and losses	(12)	(12)	-3.7%	(14)	(6)	134.7%
Tax on debits and credits to bank accounts	(40)	(50)	-19.6%	(162)	(162)	-0.1%
Finance costs, net
Exchange rate differences	290	(669)	n/a	114	(744)	n/a
Financial income	-	2	n/a	10	2	504.7%
Financial expenses	(375)	(198)	89.5%	(579)	(353)	64.2%
Gain (loss) on net monetary position	349	(89)	n/a	572	62	827.7%
Profit before taxes	1,642	419	292.1%	3,034	1,456	108.4%
Income tax expense
Current	(335)	0	n/a	(709)	(345)	105.6%
Deferred	(208)	(243)	-14.6%	(56)	(144)	-60.8%
Net profit	1,100	176	525.4%	2,268	967	134.5%
Net majority income	1,065	170	525.3%	2,175	905	140.4%

Net Revenues

Net revenue decreased 2.2% to Ps. 7,470 million in 2Q19, from Ps. 7,637 million in the comparable quarter last year, mainly due to a decline in Concrete revenues, which was partially compensated by a positive price dynamic of Cement in Argentina and Paraguay.

Revenues in Cement, masonry and lime in Argentina remained almost flat, 0.3% YoY, as a result of the volume drop that was not fully compensated by a favorable price environment. Cement revenues in Paraguay improved 11.0% YoY, positively impacted by the Paraguayan Guarani appreciation against the Argentine peso.

Concrete segment presented a decline in both sales volumes and prices when compared to the strong 2Q in the year ago period, resulting in revenues dropping 17.6% YoY. Railroad revenues decreased 6.5% YoY, as price decreased in real term and sales volume declined 2.4%. By contrast, Aggregate revenues were up 24.6% YoY during the period, driven by improving volume and prices.

Cost of sales, and Gross profit

Cost of sales decreased 1.2% YoY reaching Ps.5,553 million in 2Q19 mainly as a result of the lower volume sold and by unitary energy costs trending downwards measured in US dollars. During the quarter, there were approximately Ps.188 million of non-recurrent costs related to the adjustment of our production-footprint by reconverting Barker facility to a grinding and distribution center.

Gross profit declined 4.9% YoY to Ps.1,917 million in 2Q19 from Ps.2,015 million in 2Q18, with gross profit margin contracting 72 basis points YoY to 25.7%. Excluding the non-recurrent costs associated to the production-footprint adequacy, gross profit margin would have expanded by 179 basis points to 28.2%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q19 decreased 16.1% YoY to Ps.486 million, from Ps.579 million in 2Q18. As a percentage of revenues, SG&A decreased 108 basis points to 6.5% in 2Q19, from 7.6% in 2Q18 positively impacted by structure adequacy measures adopted in 1Q19 coupled with a further reduction in the effective sales tax rate.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Adjusted EBITDA reconciliation:
Net profit	1,100	176	525.4%	2,268	967	134.5%
(+) Depreciation and amortization	510	378	35.2%	1,188	1,133	4.9%
(+) Tax on debits and credits to bank accounts	40	50	-19.6%	162	162	-0.1%
(+) Income tax expense	543	243	123.2%	766	489	56.6%
(+) Financial interest, net	324	149	118.1%	487	281	73.2%
(+) Exchange rate differences, net	(290)	669	n/a	(114)	744	n/a
(+) Other financial expenses, net	52	47	9.3%	82	70	17.2%
(+) Gain (loss) on net monetary position	(349)	89	n/a	(572)	(62)	827.7%
Adjusted EBITDA	1,929	1,801	7.1%	4,268	3,785	12.8%
Adjusted EBITDA Margin	25.8%	23.6%	+225 bps	27.3%	24.4%	+291 bps

Adjusted EBITDA increased 7.1% YoY in the second quarter of 2019 to Ps. 1,929 million, with Adjusted EBITDA margin expanding 225 basis points to 25.8% compared to 23.6% in 2Q18.

Excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA increased 69.8% YoY in the second quarter of 2019, reaching Ps.1,958 million, mainly driven by the Cement segments in Argentina and Paraguay, with Adjusted EBITDA margin expanding 272 basis points to 27.0% compared to 24.2% in 2Q18. Excluding non-recurrent costs from production-footprint adequacy, Adjusted EBITDA would have reached Ps.2,144 million, with an EBITDA margin of 29.5%.

Table 11, presenting financial Data by Segment (Excluding IAS 29), shows that Adjusted EBITDA for the Cement segment in Argentina increased during the second quarter 62% YoY and the margin expanded by 113 basis points to 29.2%. The Cement segment in Paraguay, reported a 112% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 41.4%, expanding 745 basis points compared to the same period one year ago.

In addition, the Concrete segment reported a decline in Adjusted EBITDA reaching Ps.15.5 million, with the margin contraction of 186 basis points, from 3.4% to 1.5%, mainly as a result of a lower sales volume and a more competitive price environment. Moreover, Aggregates Adjusted EBITDA margin for the 2Q19 declined 164 bps mostly explained by higher operational costs. By contrast, Railroad segment improved almost Ps.75 million in the second quarter of 2019, and the Adjusted EBITDA margin expanded to 12.8% from 3.2% in the comparable period in 2018, as a result of previous structure adequacy efforts.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Exchange rate differences	290	(669)	n/a	114	(744)	n/a
Financial income	-	2	n/a	10	2	504.7%
Financial expenses	(375)	(198)	89.5%	(579)	(353)	64.2%
Gain (loss) on net monetary position	349	(89)	n/a	572	62	827.7%
Total Finance Costs, Net	264	(954)	n/a	117	(1,034)	n/a

During 2Q19, the Company reported a gain of Ps.264 million in total finance costs-net compared to a loss of Ps. 954 million in the previous year second quarter, mainly due to a gain in both foreign exchange differences and net monetary position as a consequence of the exchange rate stability during the quarter.

Net Financial expense increased by Ps.180 million to Ps.375 million resulting from a higher gross debt position together with higher interest rates.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 2Q19, increased 525% to Ps.1,100 million from Ps.176 million in the corresponding quarter of the previous year.

Net Profit Attributable to Owners of the Company increased 525% YoY, or Ps.895 million, to Ps.1,065 million in 2Q19. During the quarter, the Company reported earnings per common share of Ps.1.7870 and earnings per ADR of Ps.8.9349, compared with earnings per common share of Ps.0.2858 and earnings per ADR of Ps.1.4288 in 2Q18.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,		As of December, 31
	2019	2018	2018

Total Debt	8,136	8,394	7,299
- Short-Term Debt	4,578	4,473	4,107
- Long-Term Debt	3,558	3,921	3,192
Cash and Cash Equivalents	1,170	2,520	3,552
Total Net Debt	6,967	5,874	3,747
Shareholders' Equity	22,250	18,822	20,262
Capitalization	30,387	27,216	27,561
LTM Adjusted EBITDA	9,199	9,466	8,716
Net Debt /LTM Adjusted EBITDA	0.76x	0.62x	0.43x

As of June 30, 2019, total cash and cash equivalents were Ps.1,170 million compared with Ps.2,520 million as of the December 31, 2018 mainly due to increased capex investments. Total debt at the close of the quarter stood at Ps.8,136 million, composed by Ps.4,578 million in short-term borrowings, including the current portion of long-term borrowings (or 56% of total borrowings), and Ps.3,558 million in long-term borrowings (or 44% of total borrowings).

As of June 30, 2019, 35% (or Ps.2,858 million) Loma Negra’s total debt was denominated in U.S. dollars, 33% (or Ps.2,651 million) in Guaraníes, 30% (or Ps.2,464 million) in Argentine pesos, and 2% (or Ps.163 million) in Euros. The average duration of Loma Negra’s total debt was 1.4 years.

As of June 30, 2019, Ps.5,322 million, or 65%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.798 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.2,858 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.2,463 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.76x as of June 30, 2019 from 0.62x as of June 30, 2018 reflecting the use of funds in investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Six-months and Three-months ended June 30, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,100	176	2,268	967
Adjustments to reconcile net profit to net cash provided by operating activities	755	1,223	2,028	2,253
Changes in operating assets and liabilities	(868)	(1,562)	(2,700)	(3,476)
Net cash generated / used in by operating activities	986	(164)	1,597	(256)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(2,657)	(702)	(4,724)	(2,229)
Others	(5)	(17)	(23)	(32)

Net cash used in investing activities	(2,662)	(719)	(4,748)	(2,261)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	1,421	(1,018)	959	(1,288)
Net cash generated / used in by financing activities	1,421	(1,018)	959	(1,288)

Net decrease in cash and cash equivalents	(255)	(1,901)	(2,192)	(3,804)
Cash and cash equivalents at the beginning of the year	1,639	3,887	3,552	5,746
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(38)	(23)	(64)	(42)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(177)	557	(127)	620

Cash and cash equivalents at the end of the period	1,170	2,520	1,170	2,520

In the 2Q19, cash flow generated by operating activities was Ps.986 million compared to negative Ps.164 million in 2Q18, explained mainly by a higher profitability during the period and lower working capital needs. During 2Q19, the Company made capital expenditures for a total of Ps.2,685 million, mostly allocated to the expansion of production capacity of L’Amalí plant.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million. Start-up date is projected for the second quarter of next year.

The Company continued with the overall project execution during the quarter. Main equipment and materials are already manufactured in China and Europe and are under the delivery-to-site process. In addition, the supply of local steel structures is in progress, and deliveries are in line with construction needs. Electromechanical first stage of kiln erection is completed, works of preassembly and erection are progressing. Civil works for main foundations, silos and buildings structures presents a good degree of advancement. Additions to Property, Plant and Equipment related to this project during 2Q19 amounted to approximately Ps.2,279 million.

2Q19 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), August 9, 2019

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma190809XbG9DTqf.html

Replay:	A telephone replay of the conference call will be available between August 9, 2019 at 1:00 pm U.S. E.T. and ending on August 16, 2019. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10133208. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations
Gastón Pinnel, Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of June 30, 2019 and December 31, 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,	As of December 31,
	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	31,453	26,780
Intangible assets	272	267
Investments	2	2
Goodwill	20	20
Inventories	801	829
Other receivables	839	1,153
Right to use assets	333	-
Trade accounts receivable	4	5
Total non-current assets	33,725	29,057
Current assets
Inventories	5,386	4,624
Other receivables	585	469
Trade accounts receivable	2,624	2,527
Investments	89	2,565
Cash and banks	1,081	987
Total current assets	9,765	11,173
TOTAL ASSETS	43,489	40,229
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	8,796	8,796
Reserves	9,448	2,791
Retained earnings	2,175	6,656
Accumulated other comprehensive income	193	336
Equity attributable to the owners of the Company	20,612	18,579
Non-controlling interests	1,638	1,683
TOTAL SHAREHOLDERS' EQUITY	22,250	20,262
LIABILITIES
Non-current liabilities
Borrowings	3,558	3,192
Accounts payables	1,037	474
Provisions	346	358
Other liabilities	39	10
Debts for leases	257	-
Deferred tax liabilities	3,954	3,900
Total non-current liabilities	9,191	7,933
Current liabilities
Borrowings	4,578	4,107
Accounts payable	5,827	5,941
Advances from customers	148	206
Salaries and social security payables	694	776
Tax liabilities	672	954
Debts for leases	63	-
Other liabilities	65	50
Total current liabilities	12,047	12,034
TOTAL LIABILITIES	21,239	19,967
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	43,489	40,229

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2019	2018	% Change	2019	2018	% Change
Net revenue	7,470	7,637	-2.2%	15,615	15,495	0.8%
Cost of sales	(5,553)	(5,622)	-1.2%	(11,349)	(11,654)	-2.6%
Gross profit	1,917	2,015	-4.9%	4,266	3,840	11.1%
Selling and administrative expenses		(579)	-16.1%	(1,172)	(1,182)	-0.9%
Other gains and losses	(12)	(12)	-3.7%	(14)	(6)	134.7%
Tax on debits and credits to bank accounts		(50)	-19.6%	(162)	(162)	-0.1%
Finance costs, net
Exchange rate differences	290	(669)	n/a	114	(744)	n/a
Financial income	-	2	n/a	10	2	504.7%
Financial expenses	(375)	(198)	89.5%	(579)	(353)	64.2%
Gain (loss) on net monetary position		(89)	n/a	572	62	827.7%
Profit before taxes	1,642	419	292.1%	3,034	1,456	108.4%
Income tax expense
Current	(335)	0	n/a	(709)	(345)	105.6%
Deferred	(208)	(243)	-14.6%	(56)	(144)	-60.8%
Net profit	1,100	176	525.4%	2,268	967	134.5%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations		546	n/a	(280)	557	n/a
Total other comprehensive (loss) income		546	n/a	(280)	557	n/a
TOTAL COMPREHENSIVE INCOME	830	722	15.0%	1,989	1,525	30.4%
Net Profit (loss) for the period attributable to:
Owners of the Company	1,065	170	525.3%	2,175	905	140.4%
Non-controlling interests	35	6	527.7%	93	62	49.6%
NET PROFIT FOR THE PERIOD	1,100	176	525.4%	2,268	967	134.5%
Total comprehensive income (loss) attributable to:
Owners of the Company	928	449	106.6%	2,033	1,189	70.9%
Non-controlling interests	(97)	273	n/a	(44)	335	n/a
TOTAL COMPREHENSIVE INCOME	830	722	15.0%	1,989	1,525	30.4%
Earnings per share (basic and diluted):	1.7870	0.2858	525.3%	3.6498	1.5183	140.4%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Six-months and Three-months ended June 30, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,100	176	2,268	967
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	543	243	766	489
Depreciation and amortization	510	378	1,188	1,133
Provisions	56	41	73	53
Interest expense	(120)	170	194	241
Exchange rate differences	(245)	399	(196)	338
Others	11	(8)	3	(1)
Gain on disposal of Property, plant and equipment	(0)	-	(0)	-
Changes in operating assets and liabilities
Inventories	(141)	(631)	(754)	(1,008)
Other receivables	66	(7)	(12)	(191)
Trade accounts receivable	100	(58)	(531)	(521)
Advances from customers	(32)	5	(32)	(105)
Accounts payable	(48)	26	(142)	(510)
Debts for leases	(13)	-	(33)	-
Salaries and social security payables	17	(221)	62	(181)
Provisions	(36)	(33)	(83)	(41)
Tax liabilities	(176)	13	(292)	(1)
Other liabilities	15	(25)	201	(32)
Income tax paid	(358)	(558)	(513)	(690)
Gain on net monetary position	(263)	(74)	(572)	(198)
Net cash generated / used in by operating activities	986	(164)	1,597	(256)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	1	3	8	6
Payments to acquire Property, plant and equipment	(2,640)	(702)	(4,713)	(2,230)
Payments to acquire Intangible Assets	(19)	(3)	(20)	(6)
Contributions to Trust	(5)	(17)	(23)	(32)
Net cash used in investing activities	(2,662)	(719)	(4,748)	(2,261)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	2,781	380	3,053	695
Interest paid	(391)	(232)	(672)	(505)
Repayment of borrowings	(969)	(1,166)	(1,422)	(1,478)
Net cash generated / used in by financing activities	1,421	(1,018)	959	(1,288)
Net decrease in cash and cash equivalents	(254)	(1,901)	(2,191)	(3,804)
Cash and cash equivalents at the beginning of the period	1,639	3,887	3,552	5,746
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(38)	(23)	(64)	(42)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(177)	557	(127)	620

Cash and cash equivalents at the end of the period	1,170	2,520	1,170	2,520

Table 11: Financial Data by Segment (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2019	%	2018	%	2019	%	2018	%
Net revenue	7,262	100.0%	4,757	100.0%	14,395	100.0%	9,291	100.0%
Cement, masonry cement and lime—Argentina	5,453	75.1%	3,503	73.6%	10,625	73.8%	6,903	74.3%
Cement—Paraguay	641	8.8%	369	7.8%	1,343	9.3%	715	7.7%
Concrete	1,014	14.0%	790	16.6%	2,200	15.3%	1,497	16.1%
Railroad	708	9.8%	485	10.2%	1,365	9.5%	926	10.0%
Aggregates	134	1.8%	69	1.4%	259	1.8%	137	1.5%
Others	35	0.5%	28	0.6%	66	0.5%	53	0.6%
Eliminations	(721)	-9.9%	(487)	-10.2%	(1,463)	-10.2%	(939)	-10.1%
Cost of sales	5,151	100.0%	3,426	100.0%	9,936	100.0%	6,659	100.0%
Cement, masonry cement and lime—Argentina	3,658	71.0%	2,332	68.1%	6,909	69.5%	4,610	69.2%
Cement—Paraguay	466	9.0%	284	8.3%	937	9.4%	521	7.8%
Concrete	981	19.0%	744	21.7%	2,043	20.6%	1,420	21.3%
Railroad	607	11.8%	466	13.6%	1,193	12.0%	880	13.2%
Aggregates	140	2.7%	71	2.1%	276	2.8%	138	2.1%
Others	23	0.4%	15	0.5%	41	0.4%	29	0.4%
Eliminations	(721)	-14.0%	(487)	-14.2%	(1,463)	-14.7%	(939)	-14.1%
Selling, admin. expenses and other gains & losses	497	100.0%	373	100.0%	1,068	100.0%	696	100.0%
Cement, masonry cement and lime—Argentina	379	76.2%	283	76.0%	834	78.1%	527	75.7%
Cement—Paraguay	15	3.1%	16	4.3%	38	3.6%	29	4.2%
Concrete	34	6.9%	27	7.2%	69	6.5%	51	7.3%
Railroad	53	10.7%	36	9.7%	98	9.2%	68	9.8%
Aggregates	2	0.3%	1	0.4%	4	0.3%	3	0.4%
Others	13	2.7%	9	2.5%	25	2.3%	18	2.6%
Depreciation and amortization	343	100.0%	195	100.0%	685	100.0%	384	100.0%
Cement, masonry cement and lime—Argentina	174	50.6%	94	48.3%	353	51.5%	191	49.8%
Cement—Paraguay	106	30.8%	56	28.8%	211	30.8%	111	28.8%
Concrete	16	4.7%	8	4.0%	27	3.9%	16	4.0%
Railroad	42	12.3%	33	17.0%	84	12.2%	60	15.7%
Aggregates	5	1.4%	3	1.6%	9	1.3%	5	1.3%
Others	1	0.2%	1	0.3%	2	0.2%	1	0.3%
Adjusted EBITDA	1,958	100.0%	1,153	100.0%	4,076	100.0%	2,319	100.0%
Cement, masonry cement and lime—Argentina	1,590	81.2%	982	85.2%	3,234	79.3%	1,957	84.4%
Cement—Paraguay	265	13.5%	125	10.9%	579	14.2%	275	11.9%
Concrete	16	0.8%	27	2.3%	114	2.8%	42	1.8%
Railroad	90	4.6%	16	1.4%	157	3.8%	37	1.6%
Aggregates	(3)	-0.2%	(0)	0.0%	(11)	-0.3%	1	0.0%
Others	(1)	0.0%	4	0.3%	3	0.1%	7	0.3%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")			647		192		1,465
Depreciation and amortization	(510)		(378)		(1,188)		(1,133)
Tax on debits and credits banks accounts	(40)		(50)		(162)		(162)
Finance costs, net	264		(954)		117		(1,034)
Income tax	(543)		(243)		(766)		(489)
NET PROFIT FOR THE PERIOD	1,100		176		2,268		967

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 8, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer